CUSIP NO.  584131106                                           Page 1 of 5 Pages



                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                              Medford Bancorp, Inc.
                          ---------------------------
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
                  -------------------------------------------
                         (Title of Class of Securities)

                                    584131106
                      ------------------------------------
                                 (CUSIP Number)

                                 Eric Luse, Esq.
                            Robert B. Pomerenk, Esq.
                      Luse Lehman Gorman Pomerenk & Schick
                           A Professional Corporation
                                    Suite 400
                           5335 Wisconsin Avenue, N.W.
                             Washington, D.C. 20015
                                 (202) 274-2000

 -------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communication)

                                November 26, 2001
              ----------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box |_|.

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


                         (Continued on following pages)

                               (Page 1 of 5 Pages)
--------
         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO.  584131106                                           Page 2 of 5 Pages


1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  Brookline Securities Corp.
                  04-3411929

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)   |_|
                                                                       (b)   |_|
3        SEC USE ONLY


4        SOURCE OF FUNDS

         WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                                   |_|

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Commonwealth of Massachusetts

        NUMBER OF          7  SOLE VOTING POWER
          SHARES                386,248
       BENEFICIALLY
         OWNED BY          8  SHARED VOTING POWER
           EACH                    0
        REPORTING
       PERSON WITH         9  SOLE DISPOSITIVE POWER
                                386,248

                          10  SHARED DISPOSITIVE POWER
                                   0

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  386,248

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                              |_|

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  4.95%

12       TYPE IN REPORTING PERSON*

                  CO
=======  =================



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CUSIP NO.  584131106                                           Page 3 of 5 Pages



         This Amendment No. 1 to Schedule 13D relating to Medford Bancorp, Inc. is being filed on behalf of the undersigned to amend the Schedule 13D dated March 3, 2000 and filed by the undersigned on March 13, 2000 (the "Schedule 13D"). Terms defined in the Schedule 13D and not defined herein have the same respective meanings as in the Schedule 13D.

Item 1.  Security and Issuer

         The last sentence of Item 1 of the Schedule 13D is hereby amended to read as follows:

         Based upon the Issuer's Form 10-Q for the quarter ended September 30, 2001, the Issuer has outstanding 7,797,476 shares of Common Stock.

Item 2.  Identity and Background

         Item 2 of the Schedule 13D is hereby amended to change the reference therein to Brookline Bancorp, MHC as "a mutual holding company organized under the laws of the Commonwealth of Massachusetts" to "a mutual holding company organized under the laws of the United States," and is hereby further amended to change the MHC's ownership interest in the Company's common stock from "55%" to "56.65%."

Item 4.  Purpose of the Transaction

         Item 4 of the initial filing on Schedule 13D referred to certain commitments made by the MHC and the Company with the FRB which were intended to ensure that they were not able to exercise a controlling influence over the Issuer. The MHC and the Company are no longer bank holding companies and, therefore, are no longer subject to such commitments.

Item 5.  Interest in Securities of the Issuer

         Item 5 of the Schedule 13D is hereby amended in its entirety to read as follows:

         (a) As of November 26, 2001, Brookline Securities directly and beneficially owned 386,248 shares of the Issuer Common Stock, which represented 4.95% of the issued and outstanding shares of Common Stock on such date (based upon the Issuer's Form 10-Q for the quarter ended September 30, 2001). Brookline Securities is not aware of any individuals named at Item 2(a)-(c) of the Schedule 13D who own any Common Stock.

         (b) Brookline Securities has the sole power to vote and the sole power to dispose of the 386,248 shares of Common Stock owned by it.

         (c) Set forth at Schedule I are the Companies' transactions in the Issuer's Common Stock within the past 60 days.

         (d) No person or entity other than Brookline Securities has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the shares of the Issuer's Common Stock reported in this Schedule 13D.

         (e) Brookline Securities ceased to be the beneficial owner of more than five percent of the Issuer's Common Stock on November 26, 2001.



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CUSIP NO.   584131106                                          Page 4 of 5 Pages



                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: November 29, 2001


                                                     BROOKLINE SECURITIES CORP.



                                            By: /s/ Paul R. Bechet
                                               ---------------------------------
                                               Paul R. Bechet
                                               Treasurer

CUSIP NO.   584131106                                          Page 5 of 5 Pages


                                   SCHEDULE I

         During the past sixty days, Brookline Securities effected the following sales of Medford Bancorp, Inc. common stock, all in open market transactions through brokers:


Trade Date                   Number of Shares                Price Per Share
----------                   ----------------                ---------------

11/06/2001                         4000                           $21.05
11/09/2001                         2000                           $20.25
11/12/2001                         7000                           $20.35
11/13/2001                         3000                           $20.45
                                   5000                           $20.48
11/15/2001                         5000                           $20.49
11/20/2001                         5000                           $20.20
11/23/2001                         2000                           $20.30
11/26/2001                         5000                           $20.25
                                -------
                                 38,000
                                =======